UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BG Medicine, Inc.

Full Name of Registrant

Former Name if Applicable

303 Wyman Street, Suite 300

Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02451

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Given the significant cost and resource demands of being a public company, on March 25, 2016, the Board of Directors of BG Medicine, Inc. (the “Company”) decided to voluntarily deregister the Company’s common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and become a non-reporting company. In connection therewith, the Board of Directors approved the filing with the Securities and Exchange Commission of a Form 15 to voluntarily deregister its securities under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act. The Company expects to file the Form 15 in April 2016. The Company expects that its obligations to file periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, will be suspended immediately upon the filing of the Form 15 with the SEC, and its proxy statement, Section 16 and other Section 12(g) reporting responsibilities will terminate effective 90 days after the filing of the Form 15. The Company is eligible to deregister its common stock under the Exchange Act because its common stock is held by fewer than 300 stockholders of record.

As part of the deregistration process, and in furtherance of the Company’s goal of reducing its expenses, on March 29, 2016, the Company filed a post-effective amendment to its registration statement on Form S-3 (Registration No. 333-204307) to deregister the remaining securities registered on such registration statement. The Company was awaiting the SEC’s effectiveness order with respect to such post-effective amendment prior to filing the Form 10-K. On March 31, 2016, the SEC notified the Company that the post-effective amendment would be declared effective on March 31, 2016. The Company plans to file its Form 10-K on or before April 14, 2016, the fifteenth calendar day following the Form 10-K due date and prior to filing the Form 15.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul R. Sohmer, M.D. President and Chief Executive Officer	(781)	890-1199
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the fiscal year ended December 31, 2015 to be included in the Form 10-K will be significantly different than its results of operations for the fiscal year ended December 31, 2014, as follows:

The Company anticipates net loss for the year ended December 31, 2015 of $5.3 million, a $2.8 million or 34% improvement from the $8.1 million net loss reported for the year ended December 31, 2014, on total revenues of $1.6 million for the year ended December 31, 2015, a $1.2 million or 44% reduction from total revenues of $2.8 million in the year ended December 31, 2014. The decrease in revenues primarily resulted from a decrease in product revenues ($1.3 million), principally due to a 55% decline in orders from our largest clinical laboratory customer, which was partially offset by increases in partnership revenues and product fee revenues ($0.1 million).

Operating expenses for the year ended December 31, 2015 declined by $3.5 million or 38% from $9.2 million for the year ended December 31, 2014.

Net cash used in operating activities in the year ended December 31, 2015 decreased $4.5 million, or 55%, to $3.7 million, from $8.2 million in the year ended December 31, 2014.

BG Medicine, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2016	By:	/s/ Paul R. Sohmer, M.D.
Paul R. Sohmer, M.D.
President and Chief Executive Officer